EXHIBIT (e)(6)

Schedule of executive officers of Digene Corporation entering into Amended Employment Agreements

The following executive officers of Digene Corporation have entered into amended Employment substantially in the form of Exhibit 10.2 to Digene Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006:

James Godsey

Robert McG. Lilley

Belinda O. Patrick

Joseph P. Slattery

C. Douglas White